SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com January 30, 2014

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Via EDGAR and Hand Delivery

Mark Webb

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4561

Re:	Anchor BanCorp Wisconsin Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 19, 2013
File No. 333-192964

Dear Mr. Webb:

On behalf of our client, Anchor BanCorp Wisconsin Inc., a Delaware corporation (the “Company”), we file herewith the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated January 15, 2014 (the “Comment Letter”). For the convenience of the Staff, we are supplementally providing a marked copy of the Registration Statement, marked to show changes from the Registration Statement on Form S-1 filed on December 19, 2013 to facilitate the Staff’s review.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Mark Webb

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

January 30, 2014

General

1.	As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.

The Company acknowledges the Staff’s request and will endeavor to complete such items in as timely a manner as possible to facilitate the Staff’s review.

Cover Page of Prospectus

2.	Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

The Company confirms that it will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

Prospectus Summary, page 1

3.	Please balance your disclosure by disclosing that you remain subject to the Cease and Desist Orders and the Prompt Corrective Action Directive.

In response to the Staff’s comment, the Company has included disclosure on page 5 of the Registration Statement that it remains subject to the Cease and Desist Orders and the Prompt Corrective Action Directive.

Summary Historical Consolidated Financial Data, page 9

4.	Please revise to disclose the line item “provision for loan losses” and the respective amounts for each of the periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 9 of the Registration Statement to include the line item “provision for loan losses” and the respective amounts for each of the periods presented.

Mark Webb

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

January 30, 2014

Risk Factors, page 11

General

5.	The purpose of the risk factors section is to highlight risks that might affect a shareholder’s investment in your shares, not management’s ability to provide assurance as to a particular event occurring. Please revise the risk factors to eliminate statements such as “we cannot assure you” that an event might or might not happen, and instead revise your disclosure to explain to the shareholder why the occurrence of a risk might or might not happen and management’s view of the likelihood that it would occur.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement under the section entitled “Risk Factors” to take into account the Staff’s comment.

Continued deterioration in the real estate markets…, page 15

6.	To the extent feasible, please quantify the extent to which local real estate values, both commercial and residential, have declined.

In response to the Staff’s comment, the Company has revised its disclosure on page 16 of the Registration Statement to quantify the extent to which local real estate values, both commercial and residential, have declined.

We may be required to repurchase mortgage loans…, page 17

7.	Please revise to quantify as of the most recent practicable date the dollar amount of mortgage loans subject to repurchase and the amount of reserves established.

In response to the Staff’s comment, the Company has revised its disclosure on page 19 of the Registration Statement to quantify as of the most recent practicable date the dollar amount of mortgage loans subject to repurchase and the amount of reserves established.

Risk Management

Nonperforming Assets, page 61

8.	Please revise to include a rollforward of nonperforming asset activity for each of the last two fiscal periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 64 of the Registration Statement to include a rollforward of nonperforming asset activity for each of the last two fiscal periods presented.

Impaired Loans, page 62

9.	Please revise to provide a rollforward of troubled debt restructurings for the periods presented. You should also disclose the corresponding allowance for loan losses recorded as well.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 65 of the Registration Statement to include the allowance for loan losses provided for troubled debt restructurings.

A rollforward of troubled debt restructurings has not historically been provided as Company management respectfully submits that it does not believe it is required, nor does it have a data system in place to capture the data necessary to present a rollforward of troubled debt restructurings in a cost-effective manner.

Mark Webb

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

January 30, 2014

The Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Registration Statement provides details regarding changes in total loans and non-performing loans. Company management believes these disclosures provide sufficient relevant information for investors to assess the financial condition and results of operations of the Company. The Company requests that it not be required to make the requested disclosure.

Allowance for Loan Losses, page 63

10.	Please revise to provide a rollfoward of activity for the reserves for unfunded commitments, letters of credit and the repurchase of sold loans. Please also provide narrative addressing the changes in the reserve activity during the periods presented.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 70 of the Registration Statement to provide a rollfoward of activity for the reserves for unfunded commitments, letters of credit and the repurchase of sold loans and to provide narrative addressing the changes in the reserve activity during the reported periods.

Description of Business

Our Markets, page 80

11.	If material, please quantify the change in the unemployment rate in your market area over the past year. In this regard, we note your disclosure in the first paragraph on page 110, which states that the unemployment rate has increased. Also make corresponding revisions to the prospectus summary, as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 84 and 114 of the Registration Statement to remove the reference to an increase in the unemployment rate and to add the state unemployment rate.

Recapitalization Transactions, page 82

12.	Refer to the third paragraph on page 83. We note that you qualify your disclosure by reference to the Plan of Reorganization, which you have not filed as an exhibit to the registration statement. Please tell us why you believe such disclosure is adequate. Also revise to discuss all material provisions of the transactions and remove the suggestion that your disclosure is not materially complete.

In response to the Staff’s comment, the Company has included the Plan of Reorganization as an exhibit to the Registration Statement and has revised its disclosure beginning on page 86 of the Registration Statement to clarify that all material provisions of the transactions have been included and to remove the suggestion that the Company’s disclosure is not materially complete.

Mark Webb

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

January 30, 2014

Legal Proceedings, page 111

13.	Please include all of the information required by Item 103 of Regulation S-K when describing material legal proceedings. For example, with respect to the pending lawsuit, you should identify the name of the court in which the proceedings are pending, the date instituted and the parties to the litigation.

In response to the Staff’s comment, the Company has revised its disclosure on page 115 of the Registration Statement to comply with Item 103 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 130

14.	Please include all the representations required by Item 404 of Regulation S-K with regard to indebtedness of management.

In response to the Staff’s comment, the Company has revised its disclosure on page 134 of the Registration Statement to include all of the representations required by Item 404 of Regulation S-K with regard to indebtedness of management.

United States Federal Income Tax Consequences…, page 139

15.	Please revise the heading and the introductory paragraph to clarify, if true, that the discussion is of material tax consequences, not merely a summary of tax consequences.

In response to the Staff’s comment, the Company has revised its disclosure on page 143 of the Registration Statement to clarify that the discussion is of the material tax consequences and not merely a summary of tax consequences.

16.	Please eliminate the statement that the discussion is “for general information only and is not tax advice.” Also, while you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they “should” them to do so. Eliminate this language from the first and last paragraphs of this section. These statements suggest that investors may not rely on the description of tax consequences included in the prospectus.

In response to the Staff’s comment, the Company has revised its disclosure on page 143 of the Registration Statement to eliminate the statement that the discussion is “for general information only and is not tax advice.” The Company has also revised its disclosure in the first and last paragraphs of the section to recommend that investors consult their own tax advisors with respect to tax consequences and to remove disclosure suggesting that they “should” do so.

Mark Webb

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

January 30, 2014

Exhibits

17.	Please file all missing exhibits, including the form of underwriting agreement and legality opinion with your next amendment or tell us when you plan to file these documents. They are subject to the staff’s review and we will need time to conduct that review.

The Company advises the Staff that it is filing with the Registration Statement certain of the exhibits that are required to be filed, as indicated in the exhibit index set forth in Item 16 of the Registration Statement. The Company further advises the Staff that it will file the additional exhibits, including the underwriting agreement and legality opinion and consent of Skadden, Arps, Slate, Meagher & Flom LLP, listed in the Registration Statement in subsequent pre-effective amendments to the Registration Statement, and acknowledges that the Staff will need adequate time to review these materials prior to the Company requesting effectiveness of the Registration Statement.

18.	We note that certain exhibits have not been filed in their entirety. For example, the exhibits and disclosure schedules have been omitted from Exhibit 4.5. These are only examples. Please ensure that all exhibits are filed in their entirety.

The Company acknowledges the Staff’s comment and, in response, has re-filed Exhibits 4.2, 4.3, 4.4 and 4.5 to include the material exhibits and disclosure schedules to such documents. The Company respectfully submits that Schedule 2.2(c)(2), Schedule 2.2(m) and one page of Schedule 2.2(p) of each of Exhibits 4.2, 4.3, 4.4 and 4.5 have not been provided for the following reasons:

1)	Schedule 2.2(c)(2) of each exhibit contains information relating to vested stock options owned by certain employees at the time the relevant contract was executed. Pursuant to the Plan of Reorganization, all such stock options were cancelled. As a result, the Company believes such information is not material.

2)	Schedule 2.2(m) of each exhibit relates to legal proceedings and investigations that are either otherwise disclosed on page 115 of the Registration Statement or that are not material.

3)	The page of Schedule 2.2(p) of each exhibit that has been omitted contains information related to termination payments to individual employees that were made in connection with the Plan of Reorganization and the Private Placements. The Company believes that such individual termination payment information is not material. Further, the Company respectfully submits that total expenses paid in connection with the Plan of Reorganization and the Private Placements, which includes such termination payments, is disclosed on page 44 of the Registration Statement.

* * * * *

Mark Webb

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

January 30, 2014

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please contact the undersigned at (212) 735-3259.

Yours very truly,

/s/ Michael J. Zeidel

Michael J. Zeidel, Esq.

cc:	Thomas G. Dolan, Anchor BanCorp Wisconsin Inc.

Mark D. Timmerman, Esq., Anchor BanCorp Wisconsin Inc.

Jennifer D. King, Esq., Vedder Price P.C.